

Mail Stop 3233

November 9, 2017

Via E-Mail
Ms. Erin D. Pickens
Senior Vice President and Chief Financial Officer
Stratus Properties Inc.
212 Lavaca St., Suite 300
Austin, TX 78701

      Re: **Stratus Properties Inc.**
            Form 10-K for the year ended December 31, 2016
            Filed March 16, 2017

            Form 8-K
            Filed May 10, 2017

            Form 10-Q for the quarter ended June 30, 2017
            Filed August 9, 2017
            File No. 001-37716

Dear Ms. Pickens:

We have reviewed your October 23, 2017 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2017 letter.

Form 8-K filed May 10, 2017

Exhibit 99.1

1.   We note your response to our prior comment 2. Please revise your disclosure in future filings to (1) describe the process you undertake to validate the third-party appraisals, (2) discuss any adjustments you may make to third-party appraisers' valuations of real estate

Ms. Erin D. Pickens
Stratus Properties Inc.
November 9, 2017
Page 2

and (3) address any material limitations of using third-party appraisals. Provide us with your proposed disclosure.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate &
Commodities